Mail Stop 0407

      							April 20, 2005

Via U.S. Mail and Fax (615-771-7409)
Mr. L. Glynn Riddle, Jr.,
Vice President, CFO, Secretary
Advocat, Inc.
277 Mallory Station Road, Suite 130
Franklin, TN 37067

	RE:     Advocat Inc.
      Form 10-K for the fiscal year ended December 31, 2004
                        Filed March 29, 2005
                        File No. 001-12996

Dear Mr. Riddle:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

            Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the fiscal year ended December 31, 2004

Critical Accounting Policies and Judgments

            Self Insurance Reserves, page 38

1. We note that you use a third-party actuarial firm to assist you in estimating the appropriate accrual for any claims. Please:

o Tell us the methodology and assumptions used by the actuarial firm.
o Tell us why you believe the use of an actuary is necessary.
o Disclose the above details in your critical accounting policies. Discuss the nature of the estimates or assumptions that are material due to the levels of subjectivity and judgment necessary, and why the impact of the estimates and assumptions on your financial condition or operating performance is material. Also, quantify the potential impact of any changes in your assumptions.

Refer to Item 303 of Regulation S-K as well as the Commission`s
Interpretive Release on Management`s Discussion and Analysis of
Financial Condition and Results of Operation which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

4. Deferred Lease Costs, page F-16
14. Commitments and Contingencies, page F-28

2. Addressing the relevant accounting literature, tell us in detail how you accounted for your restructured lease agreement with Omega.
Provide us with the terms of the lease and your related journal entries for this transaction.

5. Asset Impairment and Other Charges, Page F-16

3. We note that you are currently not in compliance with certain covenants of the Omega Master Lease. Tell us the consideration you gave to revising the remaining useful life of your assets with regard to the Omega lease. Refer to paragraph 10 of APB 20. Note that if a revision to the remaining useful life is deemed necessary, it should be considered in developing estimates of future cash flows used to test the asset for recoverability. Refer to paragraph 9 of SFAS 144.

4. Provide us with more details of your impairment analysis. Tell us the term you used to project the cash flows for the properties evaluated. In addition, tell us if your analysis was impacted by the non-compliance with "certain debt covenants" and other provisions in the lease agreements which could result in the event of the default.

14. Commitments and Contingencies

            Florida Leases, page F-29

5. We note that you evaluate additional rentals each quarter and record additional expense as incurred. Tell us how you comply with paragraph 17 of EITF 98-9. Revise your disclosures to clarify your accounting.

            Reserve for Estimated Self-Insured Professional
Liability
Claims, page F-31

6. Tell us about your downward adjustments in the accrual for self-insured risks associated with professional liability claims.
Provide
a quantitative analysis for the settlement of "certain claims for amounts less than previously estimated."

            Healthcare Industry and Legal Proceedings, page F-35

7. We refer to your discussion of the prepayment review on approximately 80 Medicare Part B occupational therapy claims at 26 of your facilities. Tell us more about this prepayment review and its accounting impact. Also, tell us how this review impacts your analysis of allowance for uncollectible accounts receivable.


*    *    *    *


      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

            We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

            In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact O. Nicole Holden, Staff Accountant, at (202) 824-5265 or Kyle Moffatt, Accountant Branch Chief, at (202) 942-
1829
if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 942-1990 with any other questions.


Sincerely,




Larry Spirgel

Assistant Director

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Mr. Mr L. Glynn Riddle, Jr.,
Advocat Inc.
April 20, 2005
Page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE